MILLER, CANFIELD, PADDOCK AND STONE, P.L.C.
840 West Long Lake Road, Suite 200
Troy, MI 48098
TEL (248) 879-2000
FAX  (248) 879-2001
www.millercanfield.com

February 18, 2010

Ms. Amanda L. Ravitz
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	BorgWarner Inc.
Registration Statement on Form S-3
Filed December 22, 2009
File No. 333-163928

Dear Ms. Ravitz:

On behalf of BorgWarner Inc., we are writing in response to your letter dated January 13, 2010.  BorgWarner Inc. has instructed us to provide you with the responses set forth below with respect to your comments of January 13, 2010.  For ease of reference, each of your comments has been repeated below in italics.  Each comment is followed by BorgWarner’s response, and we refer to each of your comments by the number assigned to it by you.

Exhibit 5.1

1.	Please provide an opinion that the Shares will be duly authorized.

The opinion that is Exhibit 5.1 to amendment no. 2 to the registration statement includes an opinion that the Shares will be duly authorized.

2.
Refer to the second to last sentence of the second paragraph.  Please revise to include all assumptions you made in rendering your opinion and delete the reference to “assumptions that are customary in opinion letters of this kind.”

The opinion that is Exhibit 5.1 to amendment no. 2 to the registration statement does not contain the reference to “assumptions that are customary in opinion letters of this kind.”

3.	Please delete the phrase “as of the date hereof” from the penultimate paragraph or confirm that you will re-file your opinion on the date of effectiveness.

The opinion that is Exhibit 5.1 to amendment no. 2 to the registration statement does not contain the phrase “as of the date hereof.”

In connection with the foregoing responses to your comments, enclosed with this letter is a written statement from BorgWarner Inc. acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BorgWarner Inc. understands that the Division of Enforcement has access to all information it provides to the staff of the Division of Corporation Finance in the staff’s review of its filing or in response to the Staff’s comments on its filing.

If you have any questions, please do not hesitate to contact the undersigned.

Sincerely,

Miller, Canfield, Paddock and Stone, p.l.c.

By:	/s/ Brad B. Arbuckle
Brad B. Arbuckle

DISCLOSURE UNDER TREASURY CIRCULAR 230:  The United States Federal tax advice contained in this document and its attachments, if any, may not be used or referred to in the promoting, marketing or recommending of any entity, investment plan or arrangement, nor is such advice intended or written to be used, and may not be used, by a taxpayer for the purpose of avoiding Federal tax penalties.  Advice that complies with Treasury Circular 230’s “covered opinion” requirements (and thus, may be relied on to avoid tax penalties) may be obtained by contacting the author of this document.

BORGWARNER INC.
3850 HAMLIN ROAD
AUBURN HILLS, MICHIGAN 48326
Telephone:  (248) 754-0813

February 18, 2010

Ms. Amanda L. Ravitz
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	BorgWarner Inc.
Registration Statement on Form S-3
Filed December 22, 2009
File No. 333-163928

Dear Ms. Ravitz:

On behalf of BorgWarner Inc. (the “company”), and in connection with your letter dated January 13, 2010 and the filing of Amendment No. 2 to the above described registration statement, please be advised that BorgWarner Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BorgWarner Inc. understands that the Division of Enforcement has access to all information it provides to the staff of the Division of Corporation Finance in the staff’s review of its filing or in response to the Staff’s comments on its filing.

If you have any questions, please do not hesitate to contact the undersigned.

Sincerely,

BorgWarner Inc.

By:	/s/ John J. Gasparovic